HD PARTNERS ACQUISITION CORPORATION
2601 Ocean Park Boulevard, Suite 320
Santa Monica, CA 90405

May 31, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	HD Partners Acquisition Corporation (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-130531

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 P.M. on Thursday, June 1, 2006, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven J. Cox
Steven J. Cox
Executive Vice President

cc:                                 Stuart Neuhauser, Esq.